Exhibit 99.2

CNOOC LIMITED

Press release – For Immediate Release

CNOOC Limited Announces Key Operational Statistics for Q1 2021

(Hong Kong, April 22, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its key operational statistics for the first quarter of 2021.

The Company achieved a total net production of 137.7 million barrels of oil equivalent (“BOE”) for the first quarter of 2021, representing an increase of 4.7% year-over-year (“YoY”). Among which, it was mainly attributable to production growth from the commencement of new projects, such as Liuhua16-2/20-2 and Lvda16-3/21-2, net production from China increased by 8.7% YoY to 94.7 million BOE. For the new projects planned this year, Caofeidian 6-4 oilfield has commenced production, and other projects progressed as scheduled.

During the period, the Company made two new discoveries and drilled 18 successful appraisal wells. Kenli 10-2 and Wenchang 9-7 oil and gas bearing structure were successfully appraised in offshore China. Kenli 10-2 is expected to be a mid-to-large sized oilfield, which indicates a broad exploration prospect for shallow lithology oil and gas reservoirs in Bohai while Wenchang 9-7 is expected to be a mid-sized oilfield.

For the first quarter of 2021, the Company’s average realised oil price increased by 20.5% YoY to US$59.07 per barrel, which was in line with the changes of international oil prices. The Company’s average realised gas price was US$6.71 per thousand cubic feet, representing an increase of 5.3% YoY, primarily due to the rising gas price in North America. The unaudited oil and gas sales revenue of the Company reached approximately RMB 48.34 billion during the period, surged 21.0% YoY mainly due to the combined effects of rising oil price and increased oil and gas sales volume.

During the period, the Company's capital expenditure decreased by 5.1% YoY to approximately RMB 16.04 billion as a result of the planned schedule of development projects.

Mr. Xu Keqiang, CEO of the Company, said, “In the first quarter of 2021, the Company efficiently progressed in increasing the reserves and production and has achieved a better-than-expected production and operation results. Going ahead, in the premise of guaranteeing a safe production environment, the Company will further explore the internal and external potentials, continuously carry out work related to cost reduction and efficiency enhancement, organize and advance various works in an orderly way and therefore strive to complete the annual production and business target.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com